Jewelcor Letter Head




December 17, 2002

Mr. Albert Eckert
Chairman
Bell Federal Savings & Loan
532 Lincoln Avenue
Pittsburgh, PA  15202

Dear Mr. Eckert:

	I appreciate very much the opportunity to have met with you in Pittsburgh on December 3, 2002.

I expressed to you at that time my view that an institution of our size has two choices, to acquire or be acquired. However, I was disappointed with our recent telephone conversation on that topic.

	As I indicated to you, whichever strategy the company may pursue, if any, I would like to be involved in the process. As a shareholder of more than 5% of the company, with a wealth of experience in the financial markets, I know I could make important contributions to enhance shareholder value.

	Over the past 35 years I have been involved with many public companies, and I have always been a proponent of the idea that large shareholders should have a seat on the Board of Directors. I would appreciate if you and your colleagues would consider appointing me. This would send a positive signal to the financial community. I hope that you will discuss this at your next Board of Directors meeting.

	When I filed my 13D, I indicated, among other things, that I may seek representation on the Board of Directors. I sincerely hope that this can be accomplished in a consensual manner.

	Best wishes to and your family for the holiday season.

						Sincerely,


						Seymour Holtzman
SH/jmq